The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement dated November 29, 2010

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$ Variable Coupon Notes due December 18, 2015 Linked to an Equally Weighted Basket of 11 Common Stocks Global Medium-Term Notes, Series A E-6186

Key Terms	Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	December 15, 2010

Issue Date:	December 20, 2010

Final Valuation Date:	December 15, 2015*

Maturity Date:	December 18, 2015** (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	A basket (the “Basket”) consisting of 11 common stocks or American depositary shares (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page PPS-3 of this preliminary pricing supplement.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the arithmetic average of the Stock Performances of Basket Stocks on the applicable Coupon Determination Date, provided, in each case, that the Coupon Rate will not be less than 0%.

Return Floor:	-30.00%

Coupon Payment:	The Coupon Payment per $1,000 principal amount Note payable on each Coupon Payment Date will equal $1,000 × Coupon Rate.

Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount Note of $1,000 (plus the final Coupon Payment, if any).

Coupon Payment Dates*:	The third business day after each Coupon Determination Date.

Coupon Determination Dates*:	June 15, 2011, December 15, 2011, June 15, 2012, December 17, 2012, June 17, 2013, December 16, 2013, June 16, 2014, December 15, 2014, June 15, 2015 and December 15, 2015

Return Cap:	[4.50%-6.50%]*** *** The actual Return Cap will be determined on the Basket Initial Valuation Date and will not be less than 4.50%.

Stock Performance:

The Stock Performance for a Basket Stock on any Coupon Determination Date will be:

(1) if the Stock Return on such day is greater than or equal to the Return Cap, the Return Cap;

(2) if the Stock Return on such day is less than the Return Cap and greater than the Return Floor, the Stock Return ; or

(3) If the Stock Return on such day is less than or equal to the Return Floor, the Return Floor.

Stock Return:	With respect to each Basket Stock, on any Coupon Determination Date, a percentage equal to: Final Share Price – Initial Share Price Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Basket Initial Valuation Date.

Final Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the applicable Coupon Determination Date.

CUSIP/ISIN:	06740PR73 and US06740PR734

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Baskets—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Baskets—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$	$	$

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Basket

The Basket Stocks, Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price
Bloomberg ticker symbol “MU<Equity>”	Micron Technology, Inc.	Nasdaq	1/11	$[—]
Bloomberg ticker symbol “CLF<Equity>”	Cliffs Natural Resources, Inc.	NYSE	1/11	$[—]
Bloomberg ticker symbol “MWW<Equity>”	Monster Worldwide, Inc.	NYSE	1/11	$[—]
Bloomberg ticker symbol “WHR<Equity>”	Whirlpool Corporation	NYSE	1/11	$[—]
Bloomberg ticker symbol “CNX<Equity>”	Consol Energy Inc.	NYSE	1/11	$[—]
Bloomberg ticker symbol “IP<Equity>”	International Paper Company	NYSE	1/11	$[—]
Bloomberg ticker symbol “CMI<Equity>”	Cummins Inc.	NYSE	1/11	$[—]
Bloomberg ticker symbol “FCX<Equity>”	Freeport-McMoRan Copper & Gold Inc.	NYSE	1/11	$[—]
Bloomberg ticker symbol “HAL<Equity>”	Halliburton Company	NYSE	1/11	$[—]
Bloomberg ticker symbol “KLAC<Equity>”	KLA-Tencor Corporation	Nasdaq	1/11	$[—]
Bloomberg ticker symbol “MON<Equity>”	Monsanto Company	NYSE	1/11	$[—]

PPS–2

Hypothetical Examples

The following examples illustrate the payments on the Notes assuming an initial investment of $1,000, hypothetical Coupon Rates for applicable Coupon Payment Dates, a hypothetical Return Cap of 4.50% and hypothetical initial and final share prices of the Basket Stocks. Certain numbers included in the following hypothetical examples have been rounded for ease of reference.

Example 1: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has increased from the Initial Share Price of each Basket Stock. On certain Coupon Determination Dates, the Stock Returns of all Basket Stocks have exceeded the Return Cap. On certain Coupon Determination Dates, the Stock Returns of all Basket Stocks have increased but not exceeded the Return Cap.

TABLE OF HYPOTHETICAL BASKET STOCK PERFORMANCES:

Basket Stocks	Initial Share Price (in US$)	Final Share Price (in US$)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	8.14	8.06	8.06	8.14	8.25	7.79	7.85	8.18	8.04	8.13
CLF	69.66	73.14	72.45	72.45	73.14	74.19	70.01	70.53	73.49	72.24	73.11
MWW	22.36	23.48	23.25	23.25	23.48	23.81	22.47	22.64	23.59	23.19	23.47
WHR	75.73	79.52	78.76	78.76	79.52	80.65	76.11	76.68	79.90	78.53	79.48
CNX	42.45	44.57	44.15	44.15	44.57	45.21	42.66	42.98	44.78	44.02	44.55
IP	25.60	26.88	26.62	26.62	26.88	27.26	25.73	25.92	27.01	26.55	26.87
CMI	98.65	103.58	102.60	102.60	103.58	105.06	99.14	99.88	104.08	102.30	103.53
FCX	100.72	105.76	104.75	104.75	105.76	107.27	101.22	101.98	106.26	104.45	105.71
HAL	37.37	39.24	38.86	38.86	39.24	39.80	37.56	37.84	39.43	38.75	39.22
KLAC	37.52	39.40	39.02	39.02	39.40	39.96	37.71	37.99	39.58	38.91	39.38
MON	60.14	63.15	62.55	62.55	63.15	64.05	60.44	60.89	63.45	62.37	63.12

Basket Components	Initial Share Price (in US$)	Stock Performance (Equal to (i) the Return Cap, if the Stock Return is greater than the Return Cap, (ii) the
Stock Return, if the Stock Return is less than or equal to the Return Cap and greater than the Return
		Floor, and (iii) the Return Floor, if the Stock Return is less than or equal to the Return Floor)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
CLF	69.66	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
MWW	22.36	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
WHR	75.73	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
CNX	42.45	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
IP	25.60	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
CMI	98.65	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
FCX	100.72	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
HAL	37.37	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
KLAC	37.52	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
MON	60.14	4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
Average of Stock Performances:		4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
Minimum Coupon Percentage:		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Coupon Rate:		4.50%	4.00%	4.00%	4.50%	4.50%	0.50%	1.25%	4.50%	3.70%	4.50%
Hypothetical Coupon Payments:		$45.00	$40.00	$40.00	$45.00	$45.00	$5.00	$12.50	$45.00	$37.00	$45.00

PPS–3

Calculate the return on the Notes:

On the first, fourth, fifth, eighth and tenth Coupon Determination Dates, the Stock Performances are each greater than or equal to the Return Cap; therefore, the average of the Stock Performances is equal to the Return Cap thereby resulting in a Coupon Rate as of each such Coupon Determination Date that is equal to the Return Cap. Accordingly, the Coupon Payment on the Coupon Payment Date related to each such Coupon Determination Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated per $1,000 principal amount of Notes as follows:

First Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

Fourth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

Fifth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

Eighth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

Tenth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

On the second, third, sixth, seventh and ninth Coupon Determination Dates, the average of the Stock Performances is greater than the Minimum Coupon Percentage and less than the Return Cap. Accordingly, the Coupon Payment related to each such Coupon Determination Date is equal to (a) the principal amount of the Notes multiplied by (b) the average Stock Performance as of each such Coupon Determination Date, calculated per $1,000 principal amount of Notes as follows:

Second Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 4.00%) = $40.00

Third Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 4.00%) = $40.00

Sixth Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 0.50%) = $5.00

Seventh Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 1.25%) = $12.50

Ninth Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 3.70%) = $37.00

Therefore, the sum of the Coupon Payments would be $359.50, representing a total return on investment over the term of the Notes equal to 35.95%.

Example 2: In this case, on any Coupon Determination Date, the Final Share Prices of some of the Basket Stocks have decreased from Initial Share Prices, while the Final Share Prices of some of the Basket Stocks have increased. On certain Coupon Determination Dates, the Stock Return of certain Basket Stocks has exceeded the Return Cap or has fallen below the Return Floor.

TABLE OF HYPOTHETICAL BASKET STOCK PERFORMANCES:

Basket Stocks	Initial Share Price (in US$)	Final Share Price (in US$)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	8.14	5.32	8.22	8.15	8.29	8.14	5.33	8.22	8.15	8.29
CLF	69.66	72.45	47.79	74.54	73.21	65.48	72.45	47.93	74.54	73.28	65.48
MWW	22.36	20.35	15.34	23.70	23.50	23.48	20.35	15.38	23.70	23.52	23.48
WHR	75.73	78.00	51.95	74.22	79.59	78.00	78.00	52.10	74.22	79.67	78.00
CNX	42.45	46.27	29.12	45.00	44.61	42.45	46.27	29.21	45.00	44.66	42.45
IP	25.60	23.55	17.56	27.90	26.91	27.39	23.55	17.61	27.90	26.93	27.39
CMI	98.65	89.77	67.67	91.74	103.68	90.76	89.77	67.87	91.74	103.78	90.76
FCX	100.72	106.76	69.09	97.70	105.86	105.76	106.76	69.30	97.70	105.96	105.76
HAL	37.37	34.38	25.64	39.61	39.28	39.99	34.38	25.71	39.61	39.31	39.99
KLAC	37.52	34.52	25.74	40.15	39.43	40.15	34.52	25.81	40.15	39.47	40.15
MON	60.14	63.15	41.26	63.75	63.21	64.35	63.15	41.38	63.75	63.27	64.35

PPS–4

Basket Components	Initial Share Price (in US$)	Stock Performance (Equal to (i) the Return Cap, if the Stock Return is greater than the Return Cap, (ii) the
Stock Return, if the Stock Return is less than or equal to the Return Cap and greater than the Return Floor,
		and (iii) the Return Floor, if the Stock Return is less than or equal to the Return Floor)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	4.50%	-30.00%	4.50%	4.50%	4.50%	4.50%	-30.00%	4.50%	4.50%	4.50%
CLF	69.66	4.00%	-30.00%	4.50%	4.50%	-6.00%	4.00%	-30.00%	4.50%	4.50%	-6.00%
MWW	22.36	-9.00%	-30.00%	4.50%	4.50%	4.50%	-9.00%	-30.00%	4.50%	4.50%	4.50%
WHR	75.73	3.00%	-30.00%	-2.00%	4.50%	3.00%	3.00%	-30.00%	-2.00%	4.50%	3.00%
CNX	42.45	4.50%	-30.00%	4.50%	4.50%	0.00%	4.50%	-30.00%	4.50%	4.50%	0.00%
IP	25.60	-8.00%	-30.00%	4.50%	4.50%	4.50%	-8.00%	-30.00%	4.50%	4.50%	4.50%
CMI	98.65	-9.00%	-30.00%	-7.00%	4.50%	-8.00%	-9.00%	-30.00%	-7.00%	4.50%	-8.00%
FCX	100.72	4.50%	-30.00%	-3.00%	4.50%	4.50%	4.50%	-30.00%	-3.00%	4.50%	4.50%
HAL	37.37	-8.00%	-30.00%	4.50%	4.50%	4.50%	-8.00%	-30.00%	4.50%	4.50%	4.50%
KLAC	37.52	-8.00%	-30.00%	4.50%	4.50%	4.50%	-8.00%	-30.00%	4.50%	4.50%	4.50%
MON	60.14	4.50%	-30.00%	4.50%	4.50%	4.50%	4.50%	-30.00%	4.50%	4.50%	4.50%
Average of Stock Performances:		-1.55%	-30.00%	2.182%	4.50%	1.864%	-1.55%	-30.00%	2.182%	4.50%	1.864%
Minimum Coupon Percentage:		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Coupon Rate:		0.00%	0.00%	2.182%	4.50%	1.864%	0.00%	0.00%	2.182%	4.50%	1.864%
Hypothetical Coupon Payments:		$0.00	$0.00	$21.82	$45.00	$18.64	$0.00	$0.00	$21.82	$45.00	$18.64

Calculate the return on the Notes:

On the third, fifth, eighth and tenth Coupon Determination Dates, the average of each of the Stock Performances is greater than the Minimum Coupon Percentage and less than the Return Cap. Accordingly, the Coupon Payment related to each such Coupon Determination Date is equal to (a) the principal amount of the Notes multiplied by (b) the average Stock Performance as of each such Coupon Determination Date, calculated per $1,000 principal amount of Notes as follows:

Third Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 2.182%) = $21.82

Fifth Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 1.864%) = $18.64

Eighth Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 2.182%) = $21.82

Tenth Coupon Determination Date: ($1,000 × average Stock Performance) = ($1,000 × 1.864%) = $18.64

On the fourth and ninth Coupon Determination Dates, each Stock Performance is greater than or equal to the Return Cap; therefore, the average of the Stock Performances is equal to the Return Cap thereby resulting in a Coupon Rate as of such Coupon Determination Date that is equal to the Return Cap. Accordingly, the Coupon Payment related to each such Coupon Determination Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated per $1,000 principal amount of Notes as follows:

Fourth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

Ninth Coupon Determination Date: ($1,000 × Return Cap) = ($1,000 × 4.50%) = $45.00

PPS–5

On the first, second, sixth and seventh Coupon Determination Dates, the average of the Stock Performances is less than the Minimum Coupon Percentage. Because the Coupon Rate cannot be less than the Minimum Coupon Percentage, the Coupon Rate and, therefore, the Coupon Payment related to each such Coupon Determination Date is equal to zero.

Therefore, the sum of the Coupon Payments is $170.92 per $1,000 principal amount of Notes, representing a 17.092% total return on investment over the term of the Notes.

Example 3: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has decreased from the Initial Share Price and the average Stock Performance is less than the Minimum Coupon Percentage.

TABLE OF HYPOTHETICAL BASKET STOCK PERFORMANCES:

Basket Stocks	Initial Share Price (in US$)	Final Share Price (in US$)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	7.60	4.65	7.29	7.36	7.52	7.60	4.65	7.29	7.36	7.52
CLF	69.66	66.18	41.80	66.87	68.27	68.96	66.18	41.80	66.87	68.27	68.96
MWW	22.36	20.79	13.42	21.91	22.14	21.91	20.79	13.42	21.91	22.14	21.91
WHR	75.73	73.46	45.44	75.73	71.94	74.22	73.46	45.44	75.73	71.94	74.22
CNX	42.45	40.33	25.47	42.03	40.33	42.03	40.33	25.47	42.03	40.33	42.03
IP	25.60	25.34	15.36	25.09	25.09	25.34	25.34	15.36	25.09	25.09	25.34
CMI	98.65	95.69	59.19	95.69	97.66	96.68	95.69	59.19	95.69	97.66	96.68
FCX	100.72	97.70	60.43	100.72	99.71	98.71	97.70	60.43	100.72	99.71	98.71
HAL	37.37	36.62	22.42	35.50	36.62	36.62	36.62	22.42	35.50	36.62	36.62
KLAC	37.52	36.77	22.51	35.64	36.77	36.77	36.77	22.51	35.64	36.77	36.77
MON	60.14	58.94	36.08	56.53	57.13	58.34	58.94	36.08	56.53	57.13	58.34

Basket Components	Initial Share Price (in US$)	Stock Performance (Equal to (i) the Return Cap, if the Stock Return is greater than the Return Cap, (ii) the
Stock Return, if the Stock Return is less than or equal to the Return Cap and greater than the Return Floor,
		and (iii) the Return Floor, if the Stock Return is less than or equal to the Return Floor)
	Basket Initial Valuation Date	Coupon Determ. Date 1	Coupon Determ. Date 2	Coupon Determ. Date 3	Coupon Determ. Date 4	Coupon Determ. Date 5	Coupon Determ. Date 6	Coupon Determ. Date 7	Coupon Determ. Date 8	Coupon Determ. Date 9	Coupon Determ. Date 10
MU	7.75	-2.00%	-30.00%	-6.00%	-5.00%	-3.00%	-2.00%	-30.00%	-6.00%	-5.00%	-3.00%
CLF	69.66	-5.00%	-30.00%	-4.00%	-2.00%	-1.00%	-5.00%	-30.00%	-4.00%	-2.00%	-1.00%
MWW	22.36	-7.00%	-30.00%	-2.00%	-1.00%	-2.00%	-7.00%	-30.00%	-2.00%	-1.00%	-2.00%
WHR	75.73	-3.00%	-30.00%	0.00%	-5.00%	-2.00%	-3.00%	-30.00%	0.00%	-5.00%	-2.00%
CNX	42.45	-5.00%	-30.00%	-1.00%	-5.00%	-1.00%	-5.00%	-30.00%	-1.00%	-5.00%	-1.00%
IP	25.60	-1.00%	-30.00%	-2.00%	-2.00%	-1.00%	-1.00%	-30.00%	-2.00%	-2.00%	-1.00%
CMI	98.65	-3.00%	-30.00%	-3.00%	-1.00%	-2.00%	-3.00%	-30.00%	-3.00%	-1.00%	-2.00%
FCX	100.72	-3.00%	-30.00%	0.00%	-1.00%	-2.00%	-3.00%	-30.00%	0.00%	-1.00%	-2.00%
HAL	37.37	-2.00%	-30.00%	-5.00%	-2.00%	-2.00%	-2.00%	-30.00%	-5.00%	-2.00%	-2.00%
KLAC	37.52	-2.00%	-30.00%	-5.00%	-2.00%	-2.00%	-2.00%	-30.00%	-5.00%	-2.00%	-2.00%
MON	60.14	-2.00%	-30.00%	-6.00%	-5.00%	-3.00%	-2.00%	-30.00%	-6.00%	-5.00%	-3.00%
Average of Stock Performances:		-3.18%	-30.00%	-3.09%	-2.82%	-1.91%	-3.18%	-30.00%	-3.09%	-2.82%	-1.91%
Minimum Coupon Percentage:		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Coupon Rate:		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Hypothetical Coupon Payments:		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

PPS–6

Calculate the return on the Notes:

Because the average Stock Performance for each Coupon Determination Date is less than the Minimum Coupon Percentage, and the Coupon Rate may not be less than the Minimum Coupon Percentage, the Coupon Rate and the Coupon Payment will be equal to zero on each Coupon Payment Date. Therefore, the Payment at Maturity per $1,000 principal amount of the Notes would be $1,000 and the total return on the Notes would be 0.00% over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this preliminary pricing supplement, including but not limited to the coupon determination date, the initial share prices, the final share prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Limited Protection Against Loss—You will receive at least 100% of the principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket Stocks. Because the Notes are our senior unsecured obligations, any Coupon Payment or any payment at maturity is subject to our ability to pay our obligations as they become due. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•

Semi-Annual Coupon Payments—The Notes offer the potential to earn semi-annual Coupon Payments with a variable Coupon Rate that is linked to the performance of Basket Stocks. The Coupon Rate is equal to the average Stock Performances of the Basket Stocks (subject to the Return Cap), provided that the Coupon Rate will not be less than 0%. For each Basket Stock, the Stock Performance on any Coupon Determination Date will be equal to the lesser of (i) the Return Cap and (ii) the Stock Return. The actual Return Cap on the Notes will be set on the Basket Initial Valuation Date and will not be less than 4.50%. Accordingly, you will receive a Coupon Payment on a Coupon Payment Date if the closing prices of a sufficient number of the Basket Stocks have appreciated from the Basket Initial Valuation Date to the applicable Coupon Determination Date to offset the negative Stock Return of any other Basket Stock.

•

Return Linked to an Equally Weighted Basket of 11 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 11 common stocks or American depositary shares. The ticker symbols of these Basket Stocks are MU, CLF, MWW, WHR, CNX, IP, CMI, FCX, HAL, KLAC, and MON.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as debt instruments subject to the rules applicable to variable rate debt instruments. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

If your Notes are so treated, you will generally be taxed on any interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. However, because the amount of interest, if any, that might be paid with respect to the Notes is not determined until the

PPS–7

Coupon Determination Date, it is not clear how much interest, if any, a holder that sells a note on a day other than a Coupon Determination Date should treat as accrued but unpaid interest. You should consult your tax advisor about this possibility.

Because the application of the variable rate debt instrument rules to the Notes is not entirely clear, it is also possible that the IRS could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If the Notes are treated as contingent payment debt obligations, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt obligations.

For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. For a further discussion of the contingent payment debt instrument rules, please see the section titled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

You May Not Receive Coupon Payments On Your Notes—Your only return on the Notes will be the periodic Coupon Payments, if any, that may be paid over the term of the Notes. If the closing prices of one or more of the Basket Stocks have declined from the Basket Initial Valuation Date to the applicable Coupon Determination Date, resulting in negative Stock Returns for such Basket Stocks, any such negative Stock Returns could offset entirely the positive contribution to the Coupon Rate from any other Basket Stocks that have positive Stock Returns. Under these circumstances, the Coupon Rate will be equal to 0% and no Coupon Payment will be made on the applicable Coupon Payment Date. If the Coupon Rate is 0% for each of the Coupon Payment Dates, you will not receive any Coupon Payment over the term of the Notes. At maturity, you will receive a cash payment equal to $1,000 per $1,000 principal amount Note.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Limited Return On The Notes—The appreciation potential of the Notes is limited by the Return Cap. On each Coupon Determination Date, even if one or more of the Stock Returns is greater than the Return Cap, the Stock Performances for those Basket Stocks and therefore the Coupon Rate will not exceed the Return Cap. Accordingly, your return on each Coupon Payment Date will be limited, regardless of the actual appreciation of the closing prices of the Basket Stocks, which may be significant. The actual return cap on the Notes will be set on the initial valuation date and will not be less than 4.50%.

PPS–8

•

Changes In The Closing Prices Of The Basket Stocks May Offset Each Other—The Notes are linked to an equally weighted Basket consisting of 11 Basket Stocks. Price movements in the Basket Stocks may change such that the Stock Returns for the Basket Stocks on any Coupon Determination Date may not correlate with each other. At a time when the closing prices of one or more of the Basket Stocks increases, the closing prices of the other Basket Stocks may not increase as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution from a Basket Stock with a positive Stock Return may be moderated, or more than offset, by declines in the closing prices of the other Basket Stocks. There can be no assurance that the Final Share Price for any Basket Stock will be higher than its Initial Share Price on any Coupon Determination Date.

•

Correlation Of Performances Among The Basket Stocks May Reduce The Performance Of The Notes—Performances among the Basket Stocks may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the Basket Stocks. High correlation during periods of negative Stock Returns among the Basket Stocks could cause the Coupon Payments to be zero and adversely affect the market value of the Notes.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant SEC file number for each Basket Stock specified below.

The summary information below regarding the companies issuing the Basket Stocks comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket stocks with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort by us to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

PPS–9

Micron Technology, Inc.

According to publicly available information, Micron Technology, Inc., and its consolidated subsidiaries (hereinafter referred to collectively as the “Company”), is a Delaware corporation that was incorporated in 1978. The Company’s executive offices are located in Boise, Idaho.

The Company is a global manufacturer and marketer of semiconductor devices, principally DRAM and NAND Flash and NOR Flash memory. In addition, the Company manufactures CMOS image sensor products under a wafer foundry arrangement. The Company operates in two reportable segments, Memory and Imaging.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10658, or its CIK Code: 0000723125. The Company’s common stock is listed on NASDAQ under the ticker symbol “MU.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Performance of the Common Stock of Micron Technology, Inc.

The following graph sets forth the historical performance of the common stock of Micron Technology, Inc. based on the daily closing price from December 30, 2009 through November 24, 2010. The closing price on November 24, 2010 was $7.75. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

[ ]

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Cliffs Natural Resources, Inc.

According to publicly available information, Cliffs Natural Resources Inc. (the “Company”), is an international mining and natural resources company. It is a producer of iron ore pellets in North America, a supplier of direct-shipping lump and fines iron ore out of Australia, and a producer of metallurgical coal. Its operations are organized according to product category and geographic location: North American Iron Ore, North American Coal, Asia Pacific Iron Ore, Asia Pacific Coal and Latin American Iron Ore.

In North America, it operates six iron ore mines in Michigan, Minnesota and Eastern Canada, and two coking coal mining complexes located in West Virginia and Alabama. Its Asia Pacific operations are comprised of two iron ore mining complexes in Western Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore, and a 45 percent economic interest in a coking and thermal coal mine located in Queensland, Australia. In Latin America, it has a 30 percent interest in a Brazilian iron ore project.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08944, or its CIK Code: 0000764065. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “CLF.”

PPS–10

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Performance of the Common Stock of Cliffs Natural Resources, Inc..

The following graph sets forth the historical performance of the common stock of Cliffs Natural Resources, Inc. based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $69.66. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Monster Worldwide, Inc.

According to publicly available information, Monster Worldwide, Inc. (the “Company”) is the parent company of Monster®. The Company has a local presence in key markets in North America, Europe, Asia and Latin America. The Company works by operating a website that connects employers with job seekers and by provides personalized career advice to consumers. The Company’s principal executive offices are located in New York City.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34209, or its CIK Code: 0001020416. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “MWW.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–11

Historical Performance of the Common Stock of Monster Worldwide, Inc.

The following graph sets forth the historical performance of the common stock of Monster Worldwide, Inc. based on the daily closing price from November 10, 2008 through November 24, 2010. The closing price on November 24, 2010 was $22.36. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Whirlpool Corporation

According to publicly available information, Whirlpool Corporation (the “Company”) Whirlpool Corporation manufactures and markets major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool manufactures products in 12 countries under 13 principal brand names and markets products in many countries around the world. Whirlpool’s geographic segments consist of North America, Europe, Latin America, and Asia. As of December 31, 2009, Whirlpool had approximately 67,000 employees.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number:

001-03932, or its CIK Code: 0000106640 The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “WHR.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–12

Historical Performance of the Common Stock of Whirlpool Corporation

The following graph sets forth the historical performance of the common stock of Whirlpool Corporation based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $75.73. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Consol Energy Inc.

According to publicly available sources, Consol Energy Inc. (“the Company”) is a multi-fuel energy producer and energy services provider primarily serving the electric power generation industry in the United States. During the year ended December 31, 2009, the Company produced high-British thermal unit (Btu) bituminous coal from 16 mining complexes in the United States. The Company is the majority shareholder (83.3%) of CNX Gas Corporation (“CNX Gas”). CNX Gas primarily produces pipeline-quality coalbed methane gas from the Company’s coal properties in the Northern and the Central Appalachian basin, and oil and gas from properties in the Appalachian and Illinois Basins.

The Company has two principal business units: Coal and Gas. The principal activities of the Coal unit are mining, preparation and marketing of steam coal, sold primarily to power generators, and of metallurgical coal, sold to steel and coke producers. The principal activity of the Gas unit is to produce pipeline-quality methane gas for sale primarily to gas wholesalers. The Company also provides terminal services, river and dock services, industrial supply services and other business activities, including rentals of building and flight operations.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-14901, or its CIK Code: 0001070412. The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “CNX”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–13

Historical Performance of the Common Stock of Consol Energy Inc.

The following graph sets forth the historical performance of the common stock of Consol Energy Inc. based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $59.68. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

International Paper Company

According to publicly available information, International Paper Company (the “Company”) is a global paper and packaging company that is complemented by an extensive North American merchant distribution system, with primary markets and manufacturing operations in North America, Europe, Latin America, Russia, Asia and North Africa.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03157, or its CIK Code: 0000051434. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “IP.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–14

Historical Performance of the Common Stock of International Paper Company

The following graph sets forth the historical performance of the common stock of International Paper Company based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $25.60. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Cummins Inc.

According to publicly available information, Cummins Inc. is a global power provider that designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, including filtration and emissions solutions, fuel systems, controls and air handling systems. The Company was founded in 1919 as one of the first manufacturers of diesel engines and are headquartered in Columbus, Indiana. The Company sells its products to original equipment manufacturers, distributors and other customers worldwide. The Company serves its customers through a network of more than 500 company-owned and independent distributor locations and approximately 5,200 dealer locations in more than 190 countries and territories.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04949, or its CIK Code: 0000026172 The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “CMI.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–15

Historical Performance of the Common Stock of Cummins Inc.

The following graph sets forth the historical performance of the common stock of Cummins Inc. based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $98.65. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Freeport-McMoRan Copper & Gold Inc.

According to publicly available information, Freeport-McMoRan Copper & Gold Inc. (the “Company”), is an international mining company with headquarters in Phoenix, Arizona. The Company is engaged in the business of copper, gold and molybdenum mining and production. Its portfolio of assets includes the Grasberg minerals district in Indonesia, which contains the largest single recoverable copper reserve and the largest single gold reserve of any mine in the world based on the latest available reserve data provided by third-party industry consultants; significant mining operations in North and South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo (DRC). The Company also operates Atlantic Copper, its wholly owned copper smelting and refining unit in Spain.

As a mining company, the Company’s principal assets are its reserves. At December 31, 2009, consolidated recoverable proven and probable reserves totaled 104.2 billion pounds of copper, 37.2 million ounces of gold, 2.59 billion pounds of molybdenum, 270.4 million ounces of silver and 0.78 billion pounds of cobalt. Approximately 33 percent of the Company’s copper reserves were in Indonesia, approximately 33 percent were in South America, approximately 26 percent were in North America and approximately eight percent were in Africa. Approximately 96 percent of the Company’s gold reserves were in Indonesia, with the majority of its remaining gold reserves located in South America. The Company’s molybdenum reserves are primarily in North America (approximately 80 percent), with its remaining molybdenum reserves in South America.

The Company’s mining revenues for 2009 include sales of copper (approximately 75 percent), gold (approximately 17 percent) and molybdenum (approximately five percent). The Company’s currently has six operating copper mines in North America, four in South America, the Grasberg minerals district in Indonesia and the Tenke Fungurume minerals district in the DRC. The Company also has one operating primary molybdenum mine in North America.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11307-01, or its CIK Code: 0000831259. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “FCX.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources

PPS–16

Historical Performance of the Common Stock of Freeport-McMoRan Copper & Gold Inc

The following graph sets forth the historical performance of the common stock of Freeport-McMoRan Copper & Gold Inc based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $100.72. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Halliburton Company

According to publicly available information, Halliburton Company (the “Company”) offers services and products to customers through its two business segments for the exploration, development, and production of oil and gas. The Company serves oil and gas companies throughout the world. The Company’s Completion and Production segment delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services. The Company’s Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and well-bore placement solutions that enable customers to model, measure, and optimize their well construction activities.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number:

001-03492, or its CIK Code: 0000045012. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “HAL.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–17

Historical Performance of the Common Stock of Halliburton Company

The following graph sets forth the historical performance of the American depositary shares of Halliburton Company based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $37.37. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

KLA-Tencor Corporation

According to publicly available information, KLA-Tencor Corporation (the “Company”) is a supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries. The Company’s products are also used in other industries, including the high brightness light emitting diode, data storage and photovoltaic industries, as well as general materials research.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-09992, or its CIK Code: 0000319201. The Company’s common stock is listed on NASDAQ under the ticker symbol “KLAC.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–18

Historical Performance of the Common Stock of KLA-Tencor Corporation

The following graph sets forth the historical performance of the common stock of KLA-Tencor Corporation on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $37.52. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Monsanto Company

According to publicly available information, Monsanto Company, (the “Company”) is a global provider of agricultural products for farmers. The Company’s business consists of two segments: Seeds and Genomics and Agricultural Productivity. The Seeds and Genomics segment produces the seed brands and develops biotechnology traits that assist farmers in controlling insects and weeds. The Agricultural Productivity segment manufactures Roundup brand herbicides and other herbicides and provides lawn-and-garden herbicide products for the residential market.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16167, or its CIK Code: 0001110783. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “MON”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

PPS–19

Historical Performance of the Common Stock of Monsanto Company

The following graph sets forth the historical performance of the common stock of Monsanto Company based on the daily closing price from January 3, 2003 through November 24, 2010. The closing price on November 24, 2010 was $60.14. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–20